
05042109

SECURITIE
V


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C. 209 SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2004 (MM/DD/YY) AND ENDING MARCH 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVISORY Financial Consultants, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 DURHAM ROAD
(No. and Street)

FREMONT	CALIFORNIA	94539-6699
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RUTHE P. GOMEZ (510) 656-1357
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY, C.P.A'S
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD., SUITE 430	HAYWARD,	CALIFORNIA	94541
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RUTHE P. GOMEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVISORY FINANCIAL CONSULTANTS, INC., as of MARCH 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



FRANCES E. BRIOSO
Comm. # 1454826
NOTARY PUBLIC - CALIFORNIA
Alameda County
My Comm. Expires Dec. 8, 2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. SEE NOTE 3 OF NOTES TO FINANCIAL STATEMENTS
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (*)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. INFORMATION NOT REQUIRED
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (*)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(*) NOT REQUIRED - SEE NOTE 2 OF NOTES TO FINANCIAL STATEMENT

ADVISORY FINANCIAL CONSULTANTS, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

TABLE OF CONTENTS

PAGE NO.

INDEPENDENT AUDITOR'S REPORT.............................. 1

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION.................... 2

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY........ 3

STATEMENT OF INCOME AND RETAINED EARNINGS........... 4

STATEMENT OF CASH FLOWS............................. 5

NOTES TO FINANCIAL STATEMENTS....................... 6-7

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL............. 8

SCHEDULE II - RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS.................................. 9

SCHEDULE III - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT................................ 10

SCHEDULE IV - COMPUTATION OF AGGREGATE INDEBTEDNESS................................ 11

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL................................. 12-13

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Advisory Financial Consultants, Inc.
Fremont, California

We have audited the accompanying statement of financial condition of **ADVISORY FINANCIAL CONSULTANTS, INC.** as of March 31, 2005, and the related statements of changes in stockholders' equity, income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ADVISORY FINANCIAL CONSULTANTS, INC.** as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 12, 2005

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

ASSETS

Cash	$ 38,146
Commissions receivable	28,109
Marketable securities, at market value	7,932
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $24,791	36,467
Other assets	4,203
Total assets	$ 114,857

See accompanying notes.

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 1,334
Commissions payable		7,203
Payroll taxes payable		562
Income taxes payable		2,739
Total liabilities		11,838
Stockholders' Equity		
Capital stock - authorized, 1000 shares; issued and outstanding, 100 shares - stated value	$ 19,100	
Retained earnings	83,919	
Total stockholders' equity		103,019
Total liabilities and stockholders' equity		$ 114,857

See accompanying notes.

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2005

	Balance March 31, 2004	Net Income	Other Additions (Deductions)	Balance March 31, 2005
Capital stock	$ 19,100	$ ---	$ ---	$ 19,100
Retained earnings	71,718	12,201	---	83,919
Total	$ 90,818	$ 12,201	$ ---	$ 103,019

See accompanying notes.

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED MARCH 31, 2005

REVENUES		
Commissions		$ 359,050
Other		853
Total revenues		359,903
EXPENSES		
Commissions	$ 114,696	
Officer's salary	99,000	
Advertising	3,814	
Depreciation	3,886	
Dues and subscriptions	1,439	
Insurance	384	
Maintenance and janitorial	6,705	
Meals and entertainment	2,672	
Miscellaneous	451	
Office salary	20,838	
Office supplies and postage	13,651	
Pension plan expense	29,959	
Professional services	5,315	
Rent	24,000	
Taxes, licenses and regulatory fees	9,656	
Telephone and utilities	2,049	
Travel and seminars	3,945	
Total expenses		342,460
INCOME BEFORE INCOME TAXES		17,443
INCOME TAXES		5,242
NET INCOME		12,201
RETAINED EARNINGS		
Balance - beginning of year		71,718
Balance - end of year		$ 83,919

See accompanying notes.

ADVISORY FINANCIAL CONSULTANTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 12,201
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,886
(Increase) decrease in:	
Commissions receivable	4,524
Marketable securities	(492)
Income tax refunds receivable	1,372
Other assets	1,703
(Decrease) increase in:	
Accounts payable	709
Commissions payable	(3,472)
Payroll taxes payable	469
Income taxes payable	2,739
Net cash provided by operating activities	23,639
CASH FLOWS FROM INVESTING ACTIVITIES	---
CASH FLOWS FROM FINANCING ACTIVITIES	---
NET INCREASE IN CASH	23,639
CASH AT BEGINNING OF YEAR	14,507
CASH AT END OF YEAR	$ 38,146

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during year for:	
Interest	$ ---
Income taxes	$ 800

See accompanying notes.

ADVISORY FINANCIAL CONSULTANTS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company is a securities broker dealer which, through registered representatives and the Company principal, sells investments to the general public. All of the Company's commission revenues were earned through customer investments in various mutual funds.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Marketable Securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in operating income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to forty years, the useful lives of the furniture, equipment and leasehold improvements.

Income Taxes - The company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax benefits are provided for net operating loss and credit carryforwards net of unrealized gain on investments. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Advertising - The Company expenses advertising costs as incurred.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 because customer accounts are not maintained.

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2005.

NOTE 4 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 5 - The Company has established a simplified employee pension plan and a money purchase pension plan. At the discretion of the Company up to twenty-five percent of all employees annual compensation may be contributed to the plan each year. Pension plan expense for the year totaled $29,959

NOTE 6 - The Company rents its premises from the controlling stockholder on a month to month basis. The monthly rent is $2,000. All rent due was paid as of March 31, 2005. Total rent expense for the year was $24,000.

NOTE 7 - Marketable securities valued at market have a cost of $6,306 resulting in unrealized gains of $1,626, an increase of $279 for the year ended March 31, 2005.

NOTE 8 - The components of the income tax expense (benefit) for the year ended March 31, 2005 are as follows:

	FEDERAL	STATE	TOTAL
Current	$ 2,739	$ 800	$ 3,539
Deferred	(42)	1,745	1,703
	$ 2,697	$ 2,545	$ 5,242

A deferred income tax benefit asset totaling $903 results from recognizing state net operating losses for financial statement purposes net of federal and state deferred taxes on unrealized gain on marketable securities. This asset is included on the balance sheet under other assets. The state carryover period expires March 31, 2010.

SUPPLEMENTARY INFORMATION

ADVISORY FINANCIAL CONSULTANTS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL

MARCH 31, 2005

TOTAL OWNERSHIP EQUITY		$ 103,019
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		
Aged commissions receivable	$ 20	
Net equipment and improvements	36,467	
Other assets	4,203	40,690
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		62,329
DEDUCTIONS		---
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		62,329
HAIRCUTS ON SECURITIES		
Trading and investment securities		1,190
NET CAPITAL		$ 61,139

ADVISORY FINANCIAL CONSULTANTS, INC.

SCHEDULE II — RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2005

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS		$ 66,690
ADJUSTMENTS		
Decrease in aged receivables		1,645
Additional income accruals:		
Commissions receivable		4,298
Additional expense accruals:		
Accounts payable	$ 1,334	
Commissions	6,859	
Payroll taxes payable	562	
Income taxes payable	2,739	(11,494)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS		$ 61,139

ADVISORY FINANCIAL CONSULTANTS, INC.

SCHEDULE III — COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2005

MINIMUM NET CAPITAL REQUIRED		$ 789
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 5,000
EXCESS NET CAPITAL		
Net capital	$ 61,139	
Less net capital requirement	5,000	
Excess net capital		$ 56,139
EXCESS NET CAPITAL AT 1,000%		
Net capital	$ 61,139	
Less: 10% of total aggregate indebtedness	1,184	
Excess net capital at 1,000%		$ 59,955

ADVISORY FINANCIAL CONSULTANTS, INC.

SCHEDULE IV

COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2005

TOTAL A-1 LIABILITIES	$ 11,838
ADJUSTMENTS	---
TOTAL AGGREGATE INDEBTEDNESS	$ 11,838
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	19.4%
PERCENTAGE OF DEBT TO DEBT - EQUITY TOTAL	10.3%

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

Board of Directors
Advisory Financial Consultants, Inc.
Fremont, California

In planning and performing our audit of the financial statements and supplemental schedules of Advisory Financial Consultants, Inc. for the year ended March 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknessess under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hansen + Company

May 12, 2005